HIVE Digital Technologies to Release Q1 2025 Financial Results on August 13, 2024

Vancouver, British Columbia--(Newsfile Corp. - August 6, 2024) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0.F) (the "Company" or "HIVE") a pioneer in green energy-powered blockchain infrastructure today announced it will release its financial results for quarter ended June 30, 2024, on Tuesday, August 13, 2024 after the market close and hold its earnings conference call and webcast at 5:00 PM EST on the same day.

Conference Call Information

  Date: August 13, 2024
  Time: 5:00 p.m. ET
  Webcast: https://events.q4inc.com/attendee/967547519
  Dial-in: (800) 267-6316
  Access ID: HIVEQ1

To participate in this event, please log on or dial in approximately 5 minutes before the call.

Replay Information

  Dial-in: (888) 562-0906
  Access ID: 26148
  Replay Expiration: August 27, 2024

A copy of the earnings release will be available on the Company's investor relations website at https://hivedigitaltechnologies.com/investors/.

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. went public in 2017 as the first cryptocurrency mining company listed for trading on the TSX Venture Exchange with a sustainable green energy focus.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we endeavour to source green energy to mine digital assets such as Bitcoin on the cloud. Since the beginning of 2021, HIVE has held in secure storage the majority of its treasury of ETH and BTC derived from mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of Bitcoin. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEdigitaltechnologies.com. Follow @HIVEDigitalTech on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

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https://www.newsfilecorp.com/release/219082